07021536

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

March 1, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAR 08 2007
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
1 March 2007 (ASX – Announcement & Media Releases – Drilling Update)

dlw 3/6

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

1 March 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING UPDATE

USA Gulf Coast
Kicker Prospect, Vermillion Parish, South Louisiana (FAR 5%)
Marceaux #1 drilling ahead at 395 feet

The Marceaux #1 well spudded on 28 February using Great Wall Drilling Rig 172 and is presently drilling ahead at 395 feet. The well will evaluate the Kicker Prospect located on a 1,017 acre lease block in Vermillion Parish, South Louisiana. The prospect is supported by a combination of subsurface well control and 3D seismic and is located on the northwest flank of the Kaplan field that has produced 300 BCF gas.

The Kicker Prospect is a three-way dip fault closure that will be evaluated by a dry land straight hole test to a planned total depth of 13,200 feet. The well is expected to spud during the next few days and has a planned drilling duration of approximately 42 days.

The test well is prognosed to be approximately 200 feet structurally high to a well that encountered excellent oil and gas shows. There are two objective sands, the Alliance 2 and 3 Sands which are estimated by the operator to have potential in the order of 22.8 BCF gas and 2.2 million barrels of condensate if both sands are successful. The objective sands are productive in several adjacent fault blocks.

Existing infrastructure lies nearby providing for quick sales turnaround in the event of a successful well.

The Operator is Sandalwood Exploration LP of Houston, Texas. In the event of a successful well, FAR's working interest reduces to 3.75% after payout. All other participants are North American entities.

Alberta Canada
Clear Prairie 3-8-90-12 (FAR 15%)
Logs confirm hydrocarbons - Production casing run

Production casing has been run in the Clear Prairie 3-8-90-12 well after electric logs confirmed the presence of hydrocarbon pay. The well was drilled to 1,245 metres using Technicoil Rig #2114 under an agreement with Suncor Energy Inc., of Calgary, Alberta ("**Suncor**") and others. This project is located in the Clear Hills Area in Canada's Western Gas Basin adjacent to British Columbia.

Test Well
FAR's participation (15 percent) in this obligatory test well sets up an option to drill a third test in the 7000 acres under lease that form part of a broader Area of Mutual Interest (AMI).

There are twenty or so prospective sections within the AMI, which may provide a potential for 9 to over 19 BCF of sweet gas. The program is dependent on cold weather and requires the formation of a good frost base for location building and rig movement. As such the current well is likely to be the only well drilled this winter.


NORTHWEST TERRITORIES
CANADA
Clear Hills
ALBERTA
Kakwa
SASKATCHEWAN
Rocky Mountains
Edmonton
Calgary
LEGEND
Provincial capital
Other populated places
Trans-Canada Highway
Major road
International boundary
Provincial boundary
Scale / Échelle
U.S.A.

The well location is proximal to several pipelines allowing for early production in the event of successful completion and testing. A 36" Nova gas line is adjacent and in places crosses the acreage while an 8", 800 psi gathering line is within 5 miles.

Participants

Working interests (subject to Overriding Royalties retained by Suncor) in the Clear Hills West project are held as follows:

Choice Resources Corp (Operator)	65%
First Australian Resources Limited	**15%**
Graybeard Energy Ltd.	20%

For information on FAR's drilling activities visit our website at www.far.com.au

END

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au